FIRST PACIFIC



# FIRST PACIFIC COMPANY LIMITED

# 第一太平

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**



## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached press release of Metro Pacific Investments Corporation in relation to its investment in Davao Doctors Hospital (Clinica Hilario) Inc.**

**Dated this 15th day of May, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS CORPORATION (MPIC)

## METRO PACIFIC INVESTS IN DAVAO DOCTORS

**MANILA, PHILIPPINES, 15th May 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI)** today signed Share Purchase Agreements with several shareholders of Davao Doctors Hospital (Clinica Hilario) Inc. ("DDH") to acquire a total of approximately 34% of the issued share capital of the corporation for approximately Pesos 498 million.

Today's transaction with DDH follows MPIC's acquisition of shares in Medical Doctors Inc., owner and operator of the Makati Medical Center. MPIC is embarking on a mission to create the first nationwide network of hospitals in the Philippines.

Incorporated in 1966, DDH is one of the largest private hospitals in Davao City with 250 beds and considered the best medical facility in Mindanao. DDH has a wholly-owned subsidiary, Davao Doctors College Inc., which started in 1975 and is now a leading center of academic excellence among the Higher Educational Institutions in Davao offering courses in nursing, radiologic technology, physical therapy, optometry, hotel & restaurant management and general education with an enrollment of approximately 4,000 students. Its other affiliates/subsidiaries are the Davao Doctors Oncology Center Inc. and Allied Professional and Development Corporation involved in radiation oncology and in laundry services, respectively. For the fiscal year ended June 30, 2007, DDH reported consolidated revenues of Pesos 1.014 billion and net profits of Pesos 134 million.

Manuel V. Pangilinan, MPIC Chairman said: "After our successful involvement with Makati Medical Center, we are excited that our next investment in this sector is also the leading hospital in Davao City. Our investment in Davao Doctors is a significant step in realizing our desire to expand into the hospital business and help improve the delivery of health care services throughout our country."

Jose Ma. K. Lim, President of MPIC added: "We look forward to this first direct investment of MPIC in Mindanao, following the various projects of our real estate subsidiary Landco Pacific Corporation in Davao, and welcome the Davao Doctors group of companies to the Metro Pacific family."

Dr. Dominador O. Cabrera, President of DDH said: "We welcome Metro Pacific as a shareholder of DDH and look forward to creating synergies between ourselves, Makati Medical Center, and the emerging hospital network that is being built."

"We are proud of our outstanding medical practice and college at Davao Doctors. The participation of a professional corporate investor with a proven track record in management and finance will certainly help our institution realize its fullest potential." Dr. Honorio S. Hilario, Sr., Chairman of DDH concluded.

The transaction is expected to be completed on May 31, 2008.

**For further details, please contact :**

Augie Palisoc Jr.
Executive Director
Telephone number: + 632 8880888

Melody del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

Denis R.G. Lucindo
AVP – Investor Relations
Telephone: +632.888.0895

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## About MPIC

**Metro Pacific Investments Corporation** is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at **www.mpic.com.ph**.

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*This press release may contain some statements which can be considered as "forward-looking statements" which are subject to a number of risks and uncertainties that could affect MPIC's business and results from operations. Although MPIC believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action, or events.*

**END**